

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Jeff Ransdell
Chief Executive Officer
Maquia Capital Acquisition Corporation
50 Biscayne Boulevard, Suite 2406
Miami, FL 33132

> **Re: Maquia Capital Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-253167**
> **Filed March 23, 2021**

Dear Mr. Ransdell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed March 23, 2021

General

1. Please clarify throughout the filing, including in the risk factors, that the public stockholders would not be able to redeem their shares in the event of an extension from 12 to 18 months to complete the business combination. Please also describe the sponsor loans in an event of an extension under Related Party Transactions. Lastly, we note the disclosure on page 6 that $1.5 million of the extension loans may be convertible into units at $10 per unit. However, the maximum loan amount, assuming both extensions and the overallotment, is $1.15 million. Please reconcile.

Jeff Ransdell
Maquia Capital Acquisition Corporation
March 24, 2021
Page 2

Exhibit 23.1 - Independent registered public accounting firm's consent, page 1

2.   We note the independent registered public accounting firm's consent refers to the Company's financial statements as of January 1, 2021. This date is not consistent with the date of the Company's balance sheet. Please have your auditor revise its consent to address the apparent discrepancy.

You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sabrina He, Esq.